FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 14, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Taiwan Stock Exchange filing entitled , “The adjustment on dividend rate”, dated July 14, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 14, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

AU Optronics Corp.
English Language Summary

Subject:   The adjustment on dividend rate

Regulation:    Published pursuant to Article 2-14 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of material Information by Listed Companies

Date of events:   2008/07/14

Contents:

1.    Date of the resolution of the board of directors or shareholders’meeting:2008/07/14

2.    Type and monetary amount of original dividend distribution:

(1) Stock dividends of NT$3,934,115,420 (NT$0.5 per share, i.e., 50 shares for every 1,000 shares)
(2) Cash dividends of NT$19,670,577,110 (NT$2.5 per share, i.e., NT$2,500 for every 1,000 shares)

3.    Type monetary amount of dividend distribution after the change:

(1) Stock dividends of NT$3,934,115,420 (NT$0.49998093 per share, i.e., 49.998093 shares for every 1,000 shares)
(2) Cash dividends of NT$19,670,577,110 (NT$2.49990467 per share, i.e., NT$2,499.90467 for every 1,000 shares)

4.    Reason for the change:

The total number of common shares outstanding subsequently changed as a result of the exercise of employee stock options and the conversion of convertible bonds. As resolved by 2008 AGM, the Chairman was authorized to adjust the cash and stock to be distributed to each common share based on the total amount resolved to be distributed, and the number of actual common shares outstanding on the record date for the distribution.

5.    Any other matters that need to be specified: Nil.